

03054900

AMEND

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00



SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
SECTION
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Smith Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4236A Scotland
(No. and Street)

Houston	TX	77007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sterling Smith 713-861-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South,	Houston,	TX	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sterling Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Smith Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


DIANNE E. PEARSON
Notary Public, State of Texas
My Commission Expires
March 13, 2007

Signature

President

Title

Dianne E Pearson

Notary Public County of Harris State of Texas

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

CONTENTS

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

June 12, 2003

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying statement of financial condition of STERLING SMITH CORPORATION as of December 31, 2002 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STERLING SMITH CORPORATION at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The net capital computation (See page 12) has been revised to exclude $214,142 of subordinated debt to the stockholder (See Note 5) and include certain investments that were originally reported as non-allowable assets. At the request of the NASD, our report dated January 29, 2003 and the financial statements have been revised for these changes. As a result, the Company's net capital on Page 12 has decreased by $40,743 to $1,770,921.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 2,966,443
Accounts receivable, commissions	7,214
Securities, at market value	623,055
Investment in NASDAQ exchange	29,122
Total assets	$ 3,625,834

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 1,468
Notes payable to stockholder	214,142
Total liabilities	215,610
Stockholder's equity	
Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding	1,000
Additional paid-in capital	212,000
Retained earnings	3,197,224
Total stockholder's equity	3,410,224
Total liabilities and stockholder's equity	$ 3,625,834

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 20,319
Gains on firm securities trading	5,054,499
Interest	146,060
Total revenues	5,220,878
EXPENSES	
Commissions and associate fees	3,342,006
Office and other operating expenses	655,371
Total operating expenses	3,997,377
NET INCOME	$ 1,223,501

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 1,000	$ 212,000	$ 2,973,723	$ 3,186,723
Dividends paid to stockholders			(1,000,000)	(1,000,000)
Net income			1,223,501	1,223,501
Balance, December 31, 2002	$ 1,000	$ 212,000	$ 3,197,224	$ 3,410,224

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 1,223,501
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in working capital:	
(Increase) decrease in cash related to changes in assets:	
Accounts receivable and deposits	163
Trading securities	(520,867)
Increase (decrease) in cash related to changes in liabilities:	
Accounts payable	171
Accrued liabilities	(10,959)
NET CASH PROVIDED BY OPERATING ACTIVITIES	692,009
CASH FLOWS FROM INVESTING ACTIVITIES	
Collection of secured demand note	110,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes payable to stockholder	4,142
Dividends to stockholder	(1,000,000)
NET CASH USED IN INVESTING ACTIVITIES	(995,858)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(193,849)
CASH AND CASH EQUIVALENTS, Beginning of year	3,160,292
CASH AND CASH EQUIVALENTS, End of year	$ 2,966,443
INTEREST PAID	$ -0-
TAXES PAID	$ -0-

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities.

The Company was approved by the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 on March 1, 1995. The Company was approved as a member of the National Association of Securities Dealers ("NASD") on March 13, 1995. The Company does not hold customer cash and/or securities and is exempt from the reserve requirements of Rule 15c3-3.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities owned and on deposit with the Company's clearing broker are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

The Company's revenues are earned primarily from the sale of trading securities to customers. Revenues are recognized as securities are sold, on a trade date basis. The Company's revenue from brokerage commissions is recorded on the settlement date. Revenue from advisory fees is recorded when received.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

NOTE 2: FEES PAID TO AFFILIATE

The Company pays a monthly office service fee to an affiliated corporation commonly owned by the stockholder. The office service fees paid for the year ended December 31, 2002 were $513,650.

NOTE 3: SECURITIES

The Company's marketable securities consist of the following:

U.S Treasury note, $100,000 par value, 4.00%, due April 30, 2003*	$ 100,938
GMAC bond, $100,000 par value, 5.38%, due April 15, 2005	100,980
GMAC bond, $200,000 par value, 5.25%, due November 15, 2004	203,637
General Electric Capital bond, $1,500,000 par value (Norwegian Krone), adjustable rate, due December 15, 2005	217,500
	$ 623,055

* On deposit with the Company's clearing broker, which requires a $100,000 minimum deposit.

As a member of the National Association of Securities Dealers (NASD), the Company invested in a private placement in the NASDAQ exchange in 2000. This investment is carried at cost.

NOTE 4: CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 4: CONCENTRATIONS *(Continued)*

The Company engages in trading in which counter-parties include other broker-dealers and financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counter-party, as necessary.

NOTE 5: NOTES PAYABLE TO STOCKHOLDER

The Company's notes payable are summarized as follows:

Lender / Security / Due Date	Interest Rate	Amount
Stockholder; unsecured; due March 31, 2004	0.0%	$ 114,142
Stockholder; unsecured; March 31, 2004	0.0%	100,000
Total notes payable		$ 214,142

Current year activity is summarized as follows:

Subordinated notes payable, beginning of year	$ 210,000
Current year additions ($4,142) or repayments (-0-)	4,142
Subordinated notes payable, end of year	$ 214,142

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

SUPPLEMENTAL INFORMATION

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

June 12, 2003

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying financial statements of STERLING SMITH CORPORATION as of and for the year ended December 31, 2002, and have issued our report thereon dated June 12, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027

STERLING SMITH CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Stockholder's equity	$ 3,410,224
Deduct:	
Non-allowable NASDAQ private placement	(29,122)
Non-allowable cash accounts without PAIB agreements	(1,446,109)
Net capital before haircuts on marketable securities positions	1,934,993
Haircuts on marketable securities	(164,072)
Net capital pursuant to SEC Rule 15c3-1	$ 1,770,921
Aggregate indebtedness	$ 1,468
Percentage of aggregate indebtedness to net capital	0.08%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The Company has amended its previously filed unaudited statements for $40,743 of adjustments at the request of the NASD. Accordingly, there is no difference between the audited and unaudited net capital computation.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2002 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2002.

See accompanying auditors' report.



INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

June 12, 2003

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of STERLING SMITH CORPORATION (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713 622 0016

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation for registered brokers and dealers, and should not be used for any other purpose.

Easley, Endres, Parkhill & Brackendorff, P.C.